Exhibit 99.1

Canadian Solar Announces that a Tornado Damaged Its Funing Cell Factory in China

GUELPH, Ontario, June 24, 2016 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that a severe tornado damaged its solar cell factory in Funing County, Jiangsu Province, China.

The tornado occurred in the afternoon of June 23, 2016 and caused property damage and personal injuries. The Funing solar cell facility is currently shut down while the Company assesses the extent of the damage. The Company carries both casualty and property insurance for its facilities, inventory, business interruption insurance, as well as health and medical insurance for all its employees, and is reviewing the extent and scope of this coverage with its insurance carriers. At this moment, the Company expects to recover substantially all of its financial losses through insurance. The Company’s other wafer, cell and module manufacturing facilities in China and abroad are not affected.

Funing is the newer and smaller of the Company’s two solar cell factories in China. The Company was anticipating that solar cell production from the Funing cell factory would reach approximately 267MW in the third quarter of 2016, representing 15-20% of its solar cell requirements for the quarter. The Company now plans to cover its solar cell needs by increasing the output from its Suzhou solar cell factory, ramping up production at its new cell factory in Thailand and by purchasing additional solar cells from its long term third-party suppliers, who have agreed to supply the additional solar cells.  As a result, the Company expects to fulfill its module delivery commitments and maintain its annual module shipment guidance.

“Our thoughts are with the families of Canadian Solar employees and the local residents impacted by the severe weather. We have immediately dispatched our internal emergence response team from our other facilities in China to help our employees in Funing and people in the local communities. We are assessing the situation but do not expect it to have a material impact on our business,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully shipped over 14 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as UK, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials including solar cell to replace lost production at the Funing solar cell plant during the plant rebuilding and recovery phase; ability to recover weather related damages to the Funing solar cell plant from insurance carriers ; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.